SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended December 31, 1998.

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 for the transition period from  ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         RICHFOOD HOLDINGS, INC.
         SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1997 and 1998 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1997 and 1998 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 29, 1999                            Richfood Holdings, Inc.
                                                Savings and Stock Ownership Plan

                                                By /s/ John C. Belknap
                                                --------------------------------
                                                John C. Belknap
                                                Executive Vice President and
                                                   Chief Financial Officer

                       Financial Statements and Schedules
                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan
                     Years Ended December 31, 1998 AND 1997

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                       Financial Statements and Schedules

                           December 31, 1998 and 1997


                                TABLE OF CONTENTS


Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statements of Changes in Assets Available for Plan Benefits...................3
Notes to Financial Statements.................................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................11
Line 27d - Schedule of Reportable Transactions...............................12

                         Report of Independent Auditors

The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Richfood Holdings, Inc. Savings and Stock Ownership Plan (the
Plan) as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Richfood Holdings, Inc. Savings and Stock Ownership Plan at December 31, 1998 and 1997, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/Ernst & Young LLP

Richmond, Virginia
June 25, 1999

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                Statements of Assets Available for Plan Benefits




                                                                                   DECEMBER 31,
                                                                              1998              1997
                                                                        ------------------ ----------------
ASSETS
Investments, at fair value:
   Mutual funds                                                           $    8,724,224     $    7,038,259
   Guaranteed interest contract                                                2,884,468          2,935,862
   Richfood Holdings, Inc. common stock                                       10,334,352         11,543,210
   Loans to participants                                                       1,829,167          1,777,577
                                                                        ------------------ ----------------
                                                                              23,772,211         23,294,908

Contributions receivable:
   Participant                                                                    39,647             24,049
   Matching employer                                                               5,272              3,565
                                                                        ------------------ ----------------
                                                                                  44,919             27,614
                                                                        ------------------ ----------------
Assets available for plan benefits                                        $   23,817,130        $23,322,522
                                                                        ================== ================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

           Statements of Changes in Assets Available for Plan Benefits




                                                                             YEAR ENDED DECEMBER 31,
                                                                              1998              1997
                                                                        ------------------ ----------------
Investment income:
   Interest and dividends                                                 $      515,196        $   497,124
   Net (depreciation) appreciation in fair value of
    investments                                                               (1,193,924)         2,883,602
                                                                        ------------------ ----------------
                                                                                (678,728)         3,380,726
Contributions:
   Participant contributions                                                   2,928,222          2,957,487
   Matching employer contributions                                               353,027            340,947
                                                                        ------------------ ----------------
                                                                               3,281,249          3,298,434
                                                                        ------------------ ----------------
                                                                               2,602,521          6,679,160

Deductions:
   Participant distributions and withdrawals                                   2,097,993          2,546,596
   Administrative expenses                                                         9,920             10,726
                                                                        ------------------ ----------------
                                                                               2,107,913          2,557,322
                                                                        ------------------ ----------------

Net increase in assets available for plan benefits                               494,608          4,121,838

Assets available for plan benefits at beginning of year                       23,322,522         19,200,684
                                                                        ------------------ ----------------

Assets available for plan benefits at end of year                         $   23,817,130        $23,322,522
                                                                        ================== ================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies of the Richfood Holdings, Inc. Savings and Stock Ownership Plan (the Plan).

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

INVESTMENTS

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)




2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company). The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

ELIGIBILITY

Under the Plan, participation is available to all employees (other than temporary or leased employees and certain employees covered by a collective bargaining agreement) of Richfood Holdings, Inc. and its authorized affiliated corporations who were not eligible for participation in the Super Rite Foods, Inc. Employee Investment Opportunity Plan, who have attained age 21 and have completed six months of service.

CONTRIBUTIONS

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $10,000 in 1998 and $9,500 in 1997.

The Employer makes matching contributions in an amount equal to 25% of the participant's pre-tax contributions of up to 4% of compensation. In addition, the Employer may make a discretionary matching contribution or a discretionary profit sharing contribution, both to be determined by Richfood Holdings, Inc.'s Board of Directors. The Employer's contributions are made in shares of Richfood Holdings, Inc. common stock. The Employer made matching contributions to the Plan of $353,027 and $340,947 for the years ended December 31, 1998 and 1997, respectively. The Employer did not make any discretionary contributions during 1998 or 1997.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential Government Income Fund - invests primarily in U.S. Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and the Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

     Prudential   International   Stock  Fund  -  invests  primarily  in  equity
     securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

LOANS TO PARTICIPANTS

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

VESTING, DISTRIBUTIONS AND WITHDRAWALS, AND PLAN TERMINATION

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Employer contributions are fully vested with participants after three years of service, but may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment. In the case of hardship, a participant may apply for a distribution (in accordance with the provisions of the Plan) of a portion of his or her interest in employer contributions only after amounts in the employee's pre-tax contribution accounts have been withdrawn.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts, including that portion relating to employer contributions. See Note 7 - Subsequent Event.

INCOME TAXES

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated January 22, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

3. INVESTMENTS

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1998 and 1997 is presented in Note 8.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)



4. INVESTMENT TRANSFERS

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

5. ADMINISTRATIVE EXPENSES

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

6. YEAR 2000 (UNAUDITED)

The Company has developed and is implementing a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with the Plan's significant service providers to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be year 2000 compliant.

7. SUBSEQUENT EVENT

On June 9, 1999, the Company announced that it had entered into an Agreement and Plan of Merger (the "Agreement"), dated as of June 9, 1999, among SUPERVALU INC., a Delaware corporation ("SUPERVALU"), Winter Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of SUPERVALU ("Acquisition"), and the Company. Under the terms of the Agreement, the Company will be merged with and into Acquisition (the "Merger") with the Acquisition being the surviving corporation. The transaction is subject to regulatory approval and the approval by the Company's shareholders, as well as other customary conditions, and is expected to be consummated prior to the end of calendar 1999. Following the consummation of the Merger, the Company will become an indirect, wholly-owned subsidiary of SUPERVALU.

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)




8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1998 is as follows:



                                     MONEY     GOV'T.               ACTIVE     STOCK      JENNISON   INTERNATIONAL  GUARANTEED
                                     MART      INCOME   BALANCED   BALANCED    INDEX       GROWTH       STOCK        INTEREST
                                    ASSETS      FUND    PORTFOLIO    FUND      FUND         FUND         FUND        CONTRACT
                                   ---------  --------- ---------- ---------- ---------- ----------- ------------- ------------
Additions (deductions) to assets
  attributable to:
  Investment income (loss):
   Interest and dividends          $ 23,416   $ 33,699  $ 18,189   $ 16,148    $ 31,579   $  12,192   $   9,846     $ 200,474
   Net appreciation
      (depreciation) in the
      fair value of investments           -     11,257    27,978     60,585     613,775   1,000,045      32,772             -
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
                                     23,416     44,956    46,167     76,733     645,354   1,012,237      42,618       200,474

  Contributions:
   Participant contributions         73,514     64,667   159,831    115,757     311,452     390,413     142,222       292,044
   Matching employer contributions        -          -         -          -           -           -           -             -
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
                                     73,514     64,667   159,831    115,757     311,452     390,413     142,222       292,044
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
                                     96,930    109,623   205,998    192,490     956,806   1,402,650     184,840       492,518
Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                       26,533     45,677   219,369     52,921     282,826     287,702      30,988       389,046
  Administrative expenses                30         20        20          -         144          48          27           145
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
                                     26,563     45,697   219,389     52,921     282,970     287,750      31,015       389,191
Interfund transfers                  (4,100)   (58,789)  163,893    (12,457)   (533,261)    (71,460)       (893)     (154,721)
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
Net increase (decrease) in assets    66,267      5,137   150,502    127,112     140,575   1,043,440     152,932       (51,394)

Assets available for plan benefits:
  Beginning of year                 302,100    475,211   334,693    412,549   2,511,579   2,647,148     354,979     2,935,862
                                   ---------  --------- ---------  --------- ---------- ----------- ------------- ------------
  End of year                      $368,367   $480,348  $485,195   $539,661  $2,652,154  $3,690,588    $507,911    $2,884,468
                                   =========  ========= =========  ========= ========== =========== ============= ============





                                     RICHFOOD
                                       STOCK       LOANS TO    CONTRIBUTIONS
                                       FUND      PARTICIPANTS   RECEIVABLE     TOTAL
                                    ------------ ------------- ----------- -------------
Additions (deductions) to assets
  attributable to:
  Investment income (loss):
   Interest and dividends            $ 169,653   $         -    $       -  $   515,196
   Net appreciation
       (depreciation) in the
       fair value of investments    (2,940,336)            -            -   (1,193,924)
                                    ------------ ------------- ----------- -------------
                                    (2,770,683)            -            -     (678,728)

  Contributions:
   Participant contributions         1,362,724             -       15,598    2,928,222
   Matching employer contributions     351,320             -        1,707      353,027
                                    ------------ ------------- ----------- -------------
                                     1,714,044             -       17,305    3,281,249
                                    ------------ ------------- ----------- -------------
                                    (1,056,639)            -       17,305    2,602,521
Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                         677,197        85,734            -    2,097,993
  Administrative expenses                9,486             -            -        9,920
                                    ------------ ------------- ----------- -------------
                                       686,683        85,734            -    2,107,913
Interfund transfers                    534,464       137,324            -            -
                                    ------------ ------------- ----------- -------------
Net increase (decrease) in assets   (1,208,858)       51,590       17,305      494,608

Assets available for plan benefits:
  Beginning of year                 11,543,210     1,777,577       27,614   23,322,522
                                    ------------ ------------- ----------- -------------
  End of year                      $10,334,352   $ 1,829,167      $44,919  $23,817,130
                                    ============ ============= =========== =============


                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)




8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT
(CONTINUED)

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:


                                      MONEY       GOV'T.              ACTIVE     STOCK         JENNISON                 GUARANTEED
                                      MART       INCOME    BALANCED   BALANCED   INDEX          GROWTH    INTERNATIONAL  INTEREST
                                      ASSETS      FUND    PORTFOLIO    FUND      FUND            FUND      STOCK FUND    CONTRACT
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends            $ 19,254   $ 32,282  $ 10,907   $ 12,690   $   27,739  $   10,743    $   8,420    $  227,550
   Net appreciation in fair
     value of investments                   -      9,277    21,640     37,176      427,389     584,254        6,945             -
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
                                       19,254     41,559    32,547     49,866      455,128     594,997       15,365       227,550

  Contributions:
   Participant contributions           77,620     70,549   105,591    146,196      293,027     498,287      124,002       318,539
   Matching employer contributions          -          -         -          -            -           -            -             -
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
                                       77,620     70,549   105,591    146,196      293,027     498,287      124,002       318,539
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
                                       96,874    112,108   138,138    196,062      748,155   1,093,284      139,367       546,089

Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                         70,226     28,814     7,890     11,676      292,819     218,344       33,831       932,523
  Administrative expenses                 635        406       161         66          486         238           10           679
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
                                       70,861     29,220     8,051     11,742      293,305     218,582       33,841       933,202

Interfund transfers                    49,263    (29,507)   52,037     (2,446)     710,142     138,137       73,641       313,441
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
Net (decrease) increase in assets      75,276     53,381   182,124    181,874    1,164,992   1,012,839      179,167       (73,672)

Assets available for plan benefits:
  Beginning of year                   226,824    421,830   152,569    230,675    1,346,587   1,634,309      175,812     3,009,534
                                     ---------- --------- ---------- ---------- ----------- ------------- ------------ -------------
  End of year                        $302,100   $475,211  $334,693   $412,549   $2,511,579  $2,647,148    $ 354,979    $2,935,862
                                     ========== ========= ========== ========== =========== ============= ============ =============






                                      RICHFOOD
                                        STOCK      LOANS TO    CONTRIBUTIONS
                                        FUND      PARTICIPANTS  RECEIVABLE     TOTAL
                                     ------------ ------------ ------------ -------------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends            $  147,539   $        -   $       -    $   497,124
   Net appreciation in fair
     value of investments             1,796,921            -           -      2,883,602
                                     ------------ ------------ ------------ -------------
                                      1,944,460            -           -      3,380,726

  Contributions:
   Participant contributions          1,384,178            -     (60,502)     2,957,487
   Matching employer contributions      346,705            -      (5,758)       340,947
                                     ------------ ------------ ------------ -------------
                                      1,730,883            -     (66,260)     3,298,434
                                     ------------ ------------ ------------ -------------
                                      3,675,343            -     (66,260)     6,679,160

Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                          882,689       67,784           -      2,546,596
  Administrative expenses                 8,045            -           -         10,726
                                     ------------ ------------ ------------ -------------
                                        890,734       67,784           -      2,557,322

Interfund transfers                  (1,617,528)     312,820           -              -
                                     ------------ ------------ ------------ -------------
Net (decrease) increase in assets     1,167,081      245,036     (66,260)     4,121,838

Assets available for plan benefits:
  Beginning of year                  10,376,129    1,532,541      93,874     19,200,684
                                     ------------ ------------ ------------ -------------
  End of year                       $11,543,210   $1,777,577   $  27,614    $23,322,522
                                     ============ ============ ============ =============


                                    Schedules

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                       Employer ID #54-1438602, Plan #004

           Line 27a - Schedule of Assets Held For Investment Purposes

                                December 31, 1998



                                                                UNITS             COST          FAIR VALUE
                                                            --------------------------------------------------
Mutual funds maintained by Prudential
 Investments Retirement Services*:
     MoneyMart Assets                                            368,367    $        368,367  $        368,367
     Government Income Fund                                       51,930             458,334           480,348
     Balanced Portfolio                                           40,232             506,358           485,195
     Active Balanced Fund                                         41,608             544,962           539,661
     Stock Index Fund                                             96,162           1,853,587         2,652,154
     Jennison Growth Fund                                        201,451           2,566,697         3,690,588
     International Stock Fund                                     26,127             478,663           507,911
                                                                            ----------------------------------
        Total mutual funds                                                         6,776,968         8,724,224
Guaranteed interest contract                                           -           2,884,468         2,884,468
Richfood* Stock Fund                                             498,041           9,358,074        10,334,352
Loans to participants                                                  -                   -         1,829,167
                                                                            ----------------------------------
                                                                            $     19,019,510  $     23,772,211
                                                                            ================= ================


*  Party-in-Interest

                             Richfood Holdings, Inc.
                        Savings and Stock Ownership Plan

                       Employer ID #54-1438602, Plan #004

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998





                                                                                                             EXPENSE
                                                                  PURCHASE        SELLING       LEASE     INCURRED WITH
IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET           PRICE          PRICE        RENTAL     TRANSACTION
---------------------------------------------------------------------------------------------------------------------------
CATEGORY (II) - SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments         Guaranteed Interest Contract        $ 668,225    $         -    $      -   $           -
Retirement Services*           Guaranteed Interest Contract                -        719,619           -               -

CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments           Stock Index Fund                    738,483              -           -               -
Retirement Services*             Stock Index Fund                          -      1,195,384           -               -
                                 Jennison Growth Fund                849,647              -           -               -
                                 Jennison Growth Fund                      -        705,621           -               -
**
                                 Richfood Holdings, Inc.*
                                   common stock                    3,476,873              -           -               -
                                 Richfood Holdings, Inc.*
                                   common stock                            -      1,745,395           -               -

*Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1998.


                                                                                CURRENT VALUE
                                                                                 OF ASSET ON
                                                                   COST OF       TRANSACTION    NET GAIN OR
IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET            ASSET           DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (II) - SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments         Guaranteed Interest Contract      $   668,225    $    668,225    $          -
Retirement Services*           Guaranteed Interest Contract          719,619         719,619               -

CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Prudential Investments           Stock Index Fund                    738,483         738,483               -
Retirement Services*             Stock Index Fund                  1,024,045       1,195,384         171,339
                                 Jennison Growth Fund                849,647         849,647               -
                                 Jennison Growth Fund                583,342         705,261         121,919
**
                                 Richfood Holdings, Inc.*
                                   common stock                    3,476,873       3,476,873               -
                                 Richfood Holdings, Inc.*
                                   common stock                    1,633,073       1,745,395         112,322

*Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1998.